July 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jane Park
Tim Buchmiller

Re:	TScan Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-255491

Request for Acceleration of Effective Date

Requested Date:	Thursday, July 15, 2021
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TScan Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-255491) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, by calling Keith Scherer at 617-648-9231.

[Signature page follows]

Securities and Exchange Commission

July 13, 2021

Sincerely,

TScan Therapeutics, Inc.

By:	/s/ David Southwell
Chief Executive Officer
Principal Executive Officer

cc:	Timothy Ehrlich, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Jeffrey R. Vetter, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Keith Scherer, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP